Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

For more information, contact:

Joe Izbrand

210.352.6973

jizbrand@sbcnews.us

SBC and AT&T Making Significant Progress in Merger

Approval Process

Two-Thirds of State Processes Completed;

Most International Reviews Finalized

San Antonio, Jun. 27, 2005 – SBC Communications Inc. (NYSE: SBC) today announced that clearances of the SBC merger with AT&T have been completed in 26 of 36 states with approval or notification requirements and in the District of Columbia, bringing consumers and businesses one step closer to enjoying the benefits of innovative new communications services from the combined company.

Participating in a panel discussion hosted by the New England Conference of Public Utilities Commissioners, SBC General Counsel James Ellis reiterated the company belief that the merger process will be completed in late 2005 or in early 2006.

“The pace of review and clearance gives this merger a great deal of momentum,” said Ellis.  “Once we complete the merger, the new company will contribute greatly to an era of vibrant competition with greater access to innovative, next generation technologies and a diverse base of providers.”

To date, states which have cleared the merger include Colorado, Delaware, Florida, Hawaii, Maine, Mississippi, Montana, New Hampshire, North Carolina, Tennessee, Vermont, Virginia, and Wyoming, and the District of Columbia. Notification processes have been completed in twelve other states including Connecticut, Georgia, Idaho, Kentucky, Maryland, Massachusetts, Missouri, Nebraska, Nevada, Rhode Island, South Dakota and Washington.

Merger review also is well under way at the U.S. Department of Justice and the Federal Communications Commission.  In addition, clearances have so far been obtained from nine of 14 countries.

- more -

SBC | ATT Merger Status/Add One

Completed International reviews and clearances include Australia, Austria, Estonia, Germany, Israel, Norway, Pakistan, Russia and South Africa.

Post-merger, the companies will use their complementary strengths to deliver advanced communications services to residential, small and medium business, and to enterprise customers on a national and global scale.

In connection with the proposed transaction, SBC Communications Inc. (“SBC”) filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

About SBC

SBC Communications Inc. is a Fortune 50 company whose subsidiaries, operating under the SBC brand, provide a full range of voice, data, networking, e-business, directory publishing and advertising, and related services to businesses, consumers and other telecommunications providers. SBC holds a 60 percent ownership interest in Cingular Wireless, which serves more than 50.4 million wireless customers. SBC companies provide high-speed DSL Internet access lines to more American consumers than any other provider and are among the nation’s leading providers of Internet services. SBC companies also now offer satellite TV service. Additional information about SBC and SBC products and services is available at www.sbc.com.

###

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.